UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Cynergistek, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

23258P105

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		525,170* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

525,170* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

525,170* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (See Item 5)
14	TYPE OF REPORTING PERSON

IA; OO

*Includes 524,170 Shares underlying the Initial Warrant (as defined and described in Item 3) that is currently exercisable.

2

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL PARTNERS FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		525,170* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

525,170* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

525,170* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (See Item 5)
14	TYPE OF REPORTING PERSON

PN

*Includes 524,170 Shares underlying the Initial Warrant that is currently exercisable.

3

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

HORTON CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		525,170* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

525,170* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

525,170* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (See Item 5)
14	TYPE OF REPORTING PERSON

OO

*Includes 524,170 Shares underlying the Initial Warrant that is currently exercisable.

4

CUSIP No. 23258P105

1	NAME OF REPORTING PERSON

JOSEPH M. MANKO, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		525,170* (See Item 5)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

525,170* (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

525,170* (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8% (See Item 5)
14	TYPE OF REPORTING PERSON

IN

*Includes 524,170 Shares underlying the Initial Warrant that is currently exercisable.

5

CUSIP No. 23258P105

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by HCPF were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 1,000 Shares directly owned by HCPF is approximately $1,458.00, excluding brokerage commissions.

On April 3, 2020, HCM entered into the Securities Purchase Agreement (as defined and described in Item 4 of Amendment No. 1 to the Schedule 13D) with the Issuer. In consideration for its obligations under the Securities Purchase Agreement, HCM received a warrant (the “Initial Warrant”), with a 10-year term, to purchase up to 500,000 Shares (the “Warrant Shares”), for an exercise price of $2.50 per share, subject to certain anti-dilution adjustments and limitations, as set forth in the Initial Warrant, including a conversion cap which precludes the Holder (as defined in the Securities Purchase Agreement) from exercising all or a portion of the Initial Warrant if, after such exercise, such Holder would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the Shares outstanding immediately after giving effect to such exercise (the “9.99% Beneficial Ownership Limitation”). On April 7, 2020, HCM transferred the Initial Warrant to HCPF.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of: (i) 13,256,570 Shares outstanding, as of May 17, 2022, which is the total number of Shares outstanding as reported in that certain Agreement and Plan of Merger, dated May 23, 2022, which was filed as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on May 23, 2022, and (ii) the 524,170 Shares underlying the Initial Warrant.

A.	HCPF
(a)	As of June 1, 2022, HCPF beneficially owned 525,170 Shares, including 524,170 Shares underlying the Initial Warrant.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 525,170
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 525,170

(c)	The transactions in the Shares by HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
6

CUSIP No. 23258P105

B.	HCP
(a)	As the general partner of HCPF, HCP may be deemed the beneficial owner of the 525,170 Shares beneficially owned by HCPF, including 524,170 Shares underlying the Initial Warrant.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 525,170
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 525,170

(c)	HCP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	HCM
(a)	As the investment manager of HCPF, HCM may be deemed the beneficial owner of the 525,170 Shares beneficially owned by HCPF, including 524,170 Shares underlying the Initial Warrant.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 525,170
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 525,170

(c)	HCM has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Manko
(a)	As the Managing Member of each of HCP and HCM, Mr. Manko may be deemed the beneficial owner of the 525,170 Shares beneficially owned by HCPF, including 524,170 Shares underlying the Initial Warrant.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 525,170
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 525,170

(c)	Mr. Manko has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of HCPF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

7

CUSIP No. 23258P105

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of May 23, 2022, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

8

CUSIP No. 23258P105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022	HORTON CAPITAL PARTNERS FUND, LP

	By:	Horton Capital Partners, LLC, its general partner

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL PARTNERS, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

HORTON CAPITAL MANAGEMENT, LLC

	By:	/s/ Joseph M. Manko, Jr.
	Name:	Joseph M. Manko, Jr.
	Title:	Managing Member

/s/ Joseph M. Manko, Jr.
JOSEPH M. MANKO, JR.

9

CUSIP No. 23258P105

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

HORTON CAPITAL PARTNERS FUND, LP

Date of Sale	Amount of Shares Sold	Price ($)

5/23/2022	(690,654)	1.1086
5/24/2022	(69,900)	1.1828